

COUNTRYSIDE
CANADA POWER INC.
www.countrysidepowerfund.com





06016754

September 8, 2006

Mr. Paul Dudek
Chief, Office of International Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

SUPPL

Re: Countryside Power Income Fund, Reference: 82-34969

Dear Sir:

Pursuant to the exemption granted to Countryside Power Income Fund under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following documents which are required to be filed promptly with the Securities and Exchange Commission:

1. Early Warning Report Under Part 4 of National Instrument 62-103
2. Form 1 Submission – Change in Issued and Outstanding Securities for the month ending August 31, 2006 (Countryside Power Income Fund)
3. Form 1 Submission – Change in Issued and Outstanding Securities for the month ending August 31, 2006 (Countryside Canada Power Inc.)

Please stamp the enclosed copy of this letter thus indicating receipt of the material and mail it back in the stamped return envelope.

Sincerely,

Nicole Archibald
Vice President Finance and Administration
Countryside Canada Ventures Inc.

cc: Allen Rothman
Vice President and General Counsel
Countryside Ventures LLC

RECEIVED
2006 SEP 13 A 8:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

EARLY WARNING REPORT UNDER PART 4 OF NATIONAL INSTRUMENT 62-103

(a) *name and address of the eligible institutional investor:*

Bloom Investment Counsel, Inc. ("**Bloom**") in its capacity as investment counsel and portfolio manager for and on behalf of certain accounts managed by it.

(b) *net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:*

The last report filed by Bloom under Part 4 of the early warning requirements in respect of the issuer Countryside Power Income Fund ("**Countryside**") was on April 7, 2006. Since that time the accounts managed by Bloom have decreased their principal amount of securities in Countryside by 1,308,200 trust units. Considering the decrease in the trust units of Countryside held by accounts managed by Bloom, the security holding percentage of Countryside that is collectively owned by the accounts managed by Bloom have decreased an approximate total of 6.64% since the last report filed by Bloom.

(c) *designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:*

The accounts managed by Bloom collectively owned 1,679,700 trust units (or 8.52%) of Countryside as at the end of last month. As investment counsel and portfolio manager for those accounts, Bloom may have control, but it does not have ownership, of such securities.

(d) *designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph (c) over which:*

(i) *the eligible institutional investor, either alone or together with any joint actors, has ownership and control:*

Not applicable.

(ii) *the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor:*

The accounts managed by Bloom collectively owned the securities described in paragraph (c) above as at the end of last month.

(iii) *the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:*

As investment counsel and portfolio manager of the accounts that it manages, Bloom may have control over the securities described in paragraph (c) above.

(e) *purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:*

The securities of Countryside referred to in paragraph (b) were transferred in July 2006 out of accounts managed by Bloom.

Purchases and sales of securities for and on behalf of the accounts managed by Bloom have been made for investment purposes only and not with the purpose of influencing the control or direction of the issuer. Bloom, on behalf of any one or more of those accounts, may, subject to market conditions and other factors, make additional investments in or dispositions of securities of the issuer in the future. Bloom does not, however, intend to acquire sufficient securities of the issuer such that the accounts managed by Bloom would own, in aggregate, more than 20% of any class of voting or equity securities of the issuer.

(f) *general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:*

Not applicable.

(g) *names of any joint actors in connection with the disclosure required by this report:*

The filing of this report is not an admission that Bloom is a joint actor with any of the accounts that it manages, or that any of those accounts is a joint actor with any other of those accounts.

(h) *if applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer's securities:*

Not applicable.

(i) *a statement that the eligible institutional investor is eligible to file reports under Part 4 in respect of the reporting issuer:*

Bloom is eligible to file reports under Part 4 in respect of the reporting issuer.

DATED: August 9, 2006

BLOOM INVESTMENT COUNSEL, INC.

By: (signed) *"Barbara Smith"*

Barbara Smith

Vice-President

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Countryside Power Income Fund
Symbol :	COU.UN
Reporting Period:	08/01/2006 - 08/31/2006

Summary

Issued & Outstanding Opening Balance :	19,719,078	As at :	08/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	202,444		
Issued & Outstanding Closing Balance :	19,921,522		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
08/28/2006	Convertible Bonds/Notes/Loans/Debentures	202,444
Totals		202,444

Filed on behalf of the Issuer by:

Name:	Natalie Miller
Phone:	519-435-0298
Email:	nmiller@countrysidepowerfund.com
Submission Date:	
Last Updated:	09/08/2006 11:55:08

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Countryside Canada Power Inc.
Symbol :	CSD.DB.U
Reporting Period:	08/01/2006 - 08/31/2006

Summary

Issued & Outstanding Opening Balance :	541,440	As at :	08/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-18,490		
Issued & Outstanding Closing Balance :	522,950		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
08/28/2006	Convertible Bonds/Notes/Loans/Debentures	-18,490
Totals		-18,490

Filed on behalf of the Issuer by:

Name: Natalie Miller
Phone: 519-435-0298
Email: nmiller@countrysidepowerfund.com

Submission Date:
Last Updated: 09/08/2006 12:04:35